May 23, 2007

Mail Stop 4561

<u>VIA U.S. MAIL AND FAX</u>

Mr. Thornton Donaldson
President, Secretary, Treasurer and Director
Texola Energy Corporation
4425 Cecile Street
Pierrefonds, Quebec, Canada H9K 1N1

> **RE: Texola Energy Corporation**
> **Form 10-KSB for the year ended December 31, 2005**
> **Filed April 17, 2006**
> **File No. 000-51361**

Dear Mr. Donaldson:

     We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

> Sincerely,
>
>
> Robert F. Telewicz Jr.
> Senior Staff Accountant